 FIRST AMENDMENT
TO
AMENDED AND RESTATED BYLAWS
OF
AMERICAN DEFENSE SYSTEMS, INC.

January 13, 2010

FIRST:           A proper officer of American Defense Systems, Inc., a Delaware corporation (the “Corporation”), pursuant to the approval of the Corporation’s Board of Directors, does hereby amend the Amended and Restated Bylaws of the Corporation (the “Bylaws”) by deleting in its entirety Section 2.4 of the Bylaws and inserting the following in lieu thereof:

Section 2.4         Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Chairman of the Board, the Chief Executive Officer, or by any three or more members of the Board of Directors. Notice of a special meeting of the Board of Directors shall be given by the person or persons calling the meeting (i) at least twenty-four (24) hours before the special meeting if given personally, by telecopier, telephone or other means of electronic transmission and (ii) five (5) business days if given by mail.

SECOND:      A copy of this First Amendment shall be placed in the Corporation’s minute book.

THIRD:          This First Amendment was adopted by the Board of Directors of the Corporation pursuant to a Board resolution dated January 13, 2010.

Anthony J. Piscitelli
Chief Executive Officer